Form 20-F
period 2001-03-30
ALLEN TEST DR II
filed 2001-09-24
CIK 896158

lans, the Companies' interpretation of the rules as set forth therein will not have any precedential effect.

XXII. EFFECT OF STIPULATION

      Nothing in this Stipulation shall be used or construed for any purpose to imply, suggest or otherwise indicate that the results produced through the compromise reflected herein represent fully the objectives of any Signatory Party.

      This Stipulation is submitted for purposes of this proceeding only, and is not deemed binding in any other proceeding, except as expressly provided herein, nor is it to be offered or relied upon in any other proceedings, except as necessary to enforce the terms of this Stipulation. In fact, none of the Signatory parties have submitted the entirety of the case they would have otherwise filed or will file if this Stipulation is rejected. The agreement of the Signatory Parties reflected in this document is expressly conditioned upon its acceptance in its entirety and without alteration by the Commission. The parties agree that if the Commission rejects all or any part of this Stipulation, or otherwise materially modifies its terms, any adversely affected party shall have the right, within thirty (30) business days of the Commission's order, either to file an application for rehearing or to terminate and withdraw from the Stipulation by filing a notice with the Commission. If an application for rehearing is filed, and if the Commission does not, on rehearing, accept the Stipulation without material modification, any party may terminate and withdraw from the Stipulation by filing a notice with the Commission within ten (10) business days of the Commission's order or entry on rehearing. In such an event, a hearing shall go forward, and the parties shall be afforded the opportunity to present evidence through witnesses, to cross-examine all witnesses, to present rebuttal testimony, and to file briefs on all issues.

      The Signatory Parties agree and intend to support the reasonableness of this Stipulation before the Commission, and to cause their counsel to do the same, and in any appeal from the Commission's adoption and/or enforcement of this Stipulation.

      IN WITNESS WHEREOF, this Stipulation and Recommendation has been agreed to as of this 5th day of May, 2000. The undersigned parties respectfully request the Commission to issue its Opinion and Order approving and adopting this Stipulation

- ----------------------------------        ---------------------------------
Ohio Power Company                        Industrial Energy Users-Ohio


- ----------------------------------        ---------------------------------
Columbus Southern Power Company           Ohio Consumers' Counsel


- ----------------------------------        ---------------------------------
Ohio Rural Electric Cooperative, Inc. and
Buckeye Power, Inc.


- --------
      1 Examples of such products or services are customer-owned substation design and construction, customer-owned equipment maintenance, customer-owned distribution equipment service upgrades, power quality maintenance and improvement and power systems and safety training.
      2 Designated on the signature page as a "marketer intervenor."